UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

September 28, 2017

(Date of Report (Date of earliest event reported))

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0479856
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisition

Acquisition of Controlled Subsidiary Investment – CWP Forest Cove JV LLC

On September 28, 2017, we directly acquired ownership of a “majority-owned subsidiary”, CWP Forest Cove JV LLC (the “RSE Orion Controlled Subsidiary”), for an initial purchase price of $4,811,288, which is the initial stated value of our equity interest in the RSE Orion Controlled Subsidiary (the “Initial RSE Orion Investment”). Our total investment (including expected renovation costs) is expected to be $5,386,054 (the “RSE Orion Investment”). The RSE Orion Controlled Subsidiary used the proceeds to close on the acquisition of a single stabilized garden-style multifamily property totaling 100 units located at 3446 S. Akron St., Denver, CO 80231 (the “Forest Cove Apartments”). The closing of both the Initial RSE Orion Investment and the Forest Cove Apartments property occurred concurrently.

The RSE Orion Controlled Subsidiary is managed by Orion Real Estate Partners (formerly Coldwater Partners) (“Orion”), a company formed in 2016. Excluding this property, Orion currently owns 2 communities totaling 258 units.

Pursuant to the agreements governing the RSE Orion Investment (the “RSE Orion Operative Agreements”), our consent is required for all major decisions regarding the RSE Orion Controlled Subsidiary. In addition, Fundrise Lending, LLC (“Lending”), an affiliate of our sponsor, earned an origination fee of approximately 2.0% of the RSE Orion Investment, paid directly by the RSE Orion Controlled Subsidiary.

The Forest Cove Apartments property, which is held through CWP Forest Cove LLC, a wholly-owned subsidiary of the RSE Orion Controlled Subsidiary, was acquired for a purchase price of $15,000,000. Orion anticipates additional hard costs of approximately $1,700,906 to perform common area and unit improvements, as well as additional soft costs and financing costs of approximately $533,598, bringing the total projected project cost for the Forest Cove Apartments property to approximately $17,234,504. To finance the acquisition of the Forest Cove Apartments property, an $11,250,000 senior secured loan with a ten (10) year initial term at a 3.93% interest rate with five years interest only was provided by CBRE - Fannie Mae (the “Forest Cove Senior Loan”). The remaining equity contributions to the RSE Orion Controlled Subsidiary are being contributed 90% by the Company and 10% by Orion and its partners and affiliates.

As of the closing date, the Forest Cove Senior Loan had an approximate LTC ratio of 65.3%. The LTC ratio, or the loan-to-cost ratio, is the approximate amount of the total debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC as a measure of leverage for properties that are subject to construction. There can be no assurance that the anticipated completion cost will be achieved or that the LTC ratio will not vary at points over the course of ownership.

The Forest Cove Apartments property is a 100-unit, two story garden-style apartment property in Denver, CO. The property's seventeen buildings were constructed in 1970. The build is of well-maintained wood frame construction and brick veneer with a wood accented siding.

The Denver market presents a strong opportunity arising from strong demographic growth and solid multifamily market fundamentals. Population growth has been growing at a high rate and is projected to continue to do so in the short and long term future.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated September 30, 2016, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:    October 4, 2017